                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


            Information to Be Included in Statements Filed Pursuant
    To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 1)


                                 XOOM.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98413F101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Richard Cotton, Executive Vice President and General Counsel, National
                           Broadcasting Company, Inc.
                   30 Rockefeller Plaza, New York, NY 10012,
                                 (212) 664 7195

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 11, 1999
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 98413F101                                      Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NATIONAL BROADCASTING COMPANY, INC.         14/1682529
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                3,350,680**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          3,350,680
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  ***
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              19.2%****
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

     ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that National Broadcasting Company, Inc. is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


     ***   Pursuant to the option agreement as described in Item 4, NBC has the right to acquire, in the aggregate, up to 19.9% of the outstanding stock of the Issuer upon the occurrence of certain events specified therein. Because, the option is not currently exercisable and will only be exercisable upon the occurrence of such events, NBC excluded the shares underlying such option and disclaims beneficial ownership with respect to such shares.

     ****  Based on 17,449,044 shares of Common Stock outstanding on June 11,
1999

                                      SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 98413F101                                      Page 4 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GENERAL ELECTRIC COMPANY         14-0689340
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              Beneficial Ownership of all Shares disclaimed by General Electric Company
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              Not Applicable (see 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 8 Pages

                                      SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 98413F101                                      Page 5 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              NATIONAL BROADCASTING COMPANY HOLDING, INC.         13-3448662
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              Not Applicable (see 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 8 Pages

CUSIP 98413F101                                               Page 6 of 8 Pages



                        AMENDMENT NO. 1 TO SCHEDULE 13D

The Statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share, (the "Common Shares") of XOOM.com, Inc. (the "Company"), as previously filed on May 10, 1999 by National Broadcasting Company, Inc., General Electric Company, and National Broadcasting Company Holding, Inc. is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used herein without definition have meanings ascribed to such terms in
Schedule 13D.

ITEM 4.  Purpose of Transaction.
         ----------------------

          On June 11, 1999, the Company and National Broadcasting Company, Inc. ("NBC") entered into a Stock Purchase Agreement, pursuant to which, subject to regulatory and other conditions, NBC will acquire 960,028 shares of common stock, par value $0.0001 per share ("Common Stock") for $57.29 per share in cash. Pursuant to the Stock Purchase Agreement, NBC agreed to vote all of the shares it acquires pursuant to the Stock Purchase Agreement in favor of the adoption of the Agreement and Plan of Contribution and Merger, dated as of May 9, 1999, among the Company and certain of the Company's subsidiaries, CNET, Inc. and Snap! LLC and in favor of the approval of the Company's adoption of the Amended Agreement (as defined below).

          On June 11, 1999, the Company and certain of its subsidiaries, National Broadcasting Company, Inc. and certain of its affiliates entered into an Amended and Restated Agreement and Plan of Contribution, Investment and Merger (the "Amended Agreement") which amended and restated the Agreement and Plan of Contribution, Investment and Merger, dated as of May 9, 1999, among the same parties. Pursuant to the Amended Agreement, (A) each share of common stock of NBC's subsidiary Neon Media Corporation will be exchanged for one share of Class B common stock ("Class B Stock") of NBCi, which will result in the issuance of 12,173,111 shares of Class B Stock as compared to 13,764,726 under the original agreement; and (B) a subsidiary of NBC will receive 11,417,569 shares of Class B Stock in exchange for its ownership interests in SNAP! LLC (including its options to purchase additional equity interests) which number is unchanged from the original agreement. Thereafter, an affiliate of NBC will purchase a $486,894,758 zero coupon convertible debenture due 2006 (the "Convertible Note") of NBCi for certain assets and the assignment of an NBC promissory note in the amount of $340 million (the "NBC Note") to NBCi as compared to the assignment of the NBC Note and a cash payment of $30 million under the original agreement. The NBC Note has a term of four years and will bear interest at 5.4% per annum. The Convertible Note may be converted by the holder thereof into 5,809,388 shares of Class B Stock, as compared to 4,651,493 shares under the original agreement, only after one year after its Issuance.

          The Company and Xoom also entered into a registration rights agreement with respect to the common stock purchased pursuant to the Stock Purchase Agreement, which rights terminate upon consummation of the Amended Agreement.

          The closing of the transactions contemplated by the Stock Purchase Agreement is independent of the Amended Agreement and is subject to customary closing conditions for a cash purchase of stock, primarily the expiration or early termination of the 30-day waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          The foregoing summary of the agreements does not purport to be complete and is subject to, and qualified in its by reference to, the provisions of such agreements filed or exhibits hereto and incorporated herein by reference.

          Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of June 11, 1999, the Reporting Persons did not own any shares of the common stock of the Company.

          Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of the common stock of the Company.

          Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBC is the "beneficial owner" of any shares of Common Stock or other securities of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

          The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer , including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit 1 Stock Purchase Agreement, dated as of June 11, 1999, between XOOM.com, Inc. and National Broadcasting Company, Inc.

Exhibit 2 Amended and Restated Agreement and Plan of Contribution, Investment and Merger, dated as of June 11, 1999, among National Broadcasting Company, Inc., GE Investments Subsidiary, Inc., Neon Media Corporation, Xenon 2, Inc., and XOOM.com, Inc.

Exhibit 3 Registration Rights Agreement, dated as of June 11, 1999, between XOOM.com, Inc. and National Broadcasting Company, Inc.

Exhibit 4 Power of Attorney for Robert E. Healing and Elza W. Fraser dated July 1, 1997 (incorporated by reference to Exhibit 99(d) to the Schedule 13D filed on September 30, 1998 by General Electric Company with respect to Marquette Medical Systems, Inc.)

CUSIP 98413F101                                              Page 8 of 8 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                            GENERAL ELECTRIC COMPANY

                                     By:      /s/ Robert E. Healing
                                            -----------------------
                                     Name:    Robert E. Healing
                                     Title:   Attorney-in-Fact



                            NATIONAL BROADCASTING COMPANY HOLDING,
                            INC.

                                     By:     /s/ Mark W. Begor
                                            --------------------
                                     Name:    Mark W. Begor
                                     Title:   Treasurer


                            NATIONAL BROADCASTING COMPANY, INC.

                                     By:     /s/ Mark W. Begor
                                            --------------------
                                     Name:    Mark W. Begor
                                     Title:   Executive Vice President


Dated:   June 15, 1999

                                  EXHIBIT INDEX

Exhibit No.
-----------

ITEM 8. Material to Be Filed as Exhibits.
        --------------------------------

Exhibit 1 Stock Purchase Agreement, dated as of June 11, 1999, between XOOM.com, Inc. and National Broadcasting Company, Inc.

Exhibit 2 Amended and Restated Agreement and Plan of Contribution, Investment and Merger, dated as of May 9, 1999, among XOOM.com, Inc., National Broadcasting Company, Inc., Xenon 2, Inc., GE Investments Subsidiary, Inc., and Neon Media Corporation

Exhibit 3 Registration Rights Agreement, dated as of June 11, 1999, between XOOM.com and National Broadcasting Company, Inc.